FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com
FOR IMMEDIATE RELEASE
SEPTEMBER 6, 2006
LJ INTERNATIONAL TO OPEN STORE AT MACAU’S VENETIAN
JEWELRY COMPANY’S ENZO STORE SECURE KEY RETAIL SPACE AT
3,000-UNIT HOTEL, DUE TO OPEN NEXT SUMMER IN “ASIA’S LAS VEGAS”
HONG KONG and LOS ANGELES, September 6, 2006 — LJ International Inc. (LJI) (NASDAQ/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced that its ENZO retail division will open a second Macau retail outlet, to be located at The Venetian Macau, a 3,000-room resort hotel being built by Las Vegas Sands Corp. (NYSE: LVS).
The Venetian Macau, a 10.5 million square-foot hotel being built at a cost of $1.8 billion, is part of the Las Vegas Sands’ massive new development in the Cotai Strip area of Macau. It is due to open by next summer and is expected to be in full operation by summer 2008. The overall Cotai Strip project is designed to be the centerpiece of Macau tourism, with 16,000 guest rooms, world-class meeting and convention facilities, over 20,000 seats for live entertainment and two million square feet of retail venues.
Macau has earned the label “Asia’s Las Vegas” through the rapid growth of its gaming and tourist industries. In addition to the Las Vegas Sands projects, it has also seen major investment by Las Vegas Sands’ leading competitor, Wynn Resorts, Ltd. (NASDAQ/NMS: WYNN), which has just opened its $1 billion hotel-casino complex in Macau.
LJI Chairman and CEO Yu Chuan Yih said, “The boom in Macau presents a huge opportunity for retailers such as ENZO, and we are pleased that ENZO stores will soon occupy not just one but two of the most desirable Macau locations. With our Fisherman’s Wharf megastore expected to be in full operation during this year, the addition of a major new outlet at the Venetian – expected to be one of the area’s most desired lodgings – will place ENZO in a prime position to take full advantage of Macau’s expected growth in tourism, gaming and shopping.”

In 2004, Macau passed Atlantic City to become the world’s second largest gaming market, and it experienced a 16.1% average annual growth rate in visitors between 2000 and 2004. According to the Pacific Asia Travel Association (PATA), Macau’s annual visitor arrivals are expected to increase from 16.7 million in 2004 to 23.6 million in 2007.
LJI’s ENZO retail division has grown rapidly since its founding less than two years ago. In the latest quarter, ended June 30, 2006, it reported $2.69 million in revenue, bringing its total to $4.44 million for the first six months of 2006. It its negative EBITDA in the second quarter fell to $209,000, less than half the first-quarter figure of $455,000. The Company noted that 15 of its 31 ENZO stores opened at the time of the second-quarter report had reached profitability on a store-by-store basis.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of fine jewelry. It has built its global business, currently one of the fastest-growing companies in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America, Europe, Australia and Japan, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com .
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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